                                    EXHIBIT 1


                                LETTER OF INTENT


         This Letter of Intent ("LOI") is entered into and effective the 24th day of August, 1999 between Pacific Softworks, Inc. ("Pacific") a California corporation, and ApplianceWare, Inc. ("Ware"), a California corporation, collectively (the "Parties") under the following terms and conditions.

1. Pacific, through its wholly owned subsidiary Pacific Acquisition Corp ("PAC"), will issue 1,846,154 shares of Pacific common stock in exchange for the acquisition of 100% of the stock of Ware (the "Acquisition"). As of August 24, 1999, the date of approval by Pacific's Board of Directors, this Acquisition is valued at $12,000,000 as based upon Pacific's closing price of $6.50 per share on that date. The parties hereto contemplate that the Acquisition will be structured as an IRS Code 368(a) tax free reorganization with an effective date of October 1, 1999 and a closing date no later than October 31, 1999.

2. Pacific shall form a US subsidiary tentatively known as Appliance Net ("Appliance"). Ware's stockholders' shall participate in the ownership of Appliance proportionate to (1) Pacific's ownership in Appliance and
         (2) the shares of Appliance in any dividend trust deemed to be a dividend return for the beneficial ownership of Pacific's stockholders. Ware's stockholders will own, through attribution, a pro rata portion of the shares held by Pacific prior to declaration of the dividend and the shares of the dividend trust as based upon Ware's ownership of the shares in Pacific prior to the dividend.

3. Ware shall have free and clear title to certain intellectual property and software technology without any liabilities or commitments other than what may be disclosed during the diligence to be performed by the Parties prior to consummation of the Acquisition.

4. Ware shall have acquired and established certain operating rights ("Operating Rights") with respect to the software technology and the marketing of software technology and related services, and the design, manufacture and distribution of hardware.

5. Upon completion of the acquisition of Ware by Pacific, Pacific shall elect one of Ware's existing stockholders, Mr. Kaz Hashimoto or his designee, on the Board of Directors of Pacific and Appliance.

6. In selecting the Chief Executive Officer and any Vice Presidents for Pacific and Appliance, Ware's existing stockholders, as represented by Mr. Kaz Hashimoto or his designee, will be given the right to participate in the selection, choice and recommendation for employment of any candidates. Pacific may not proceed in the selection process without resolution and agreement by said representative of Ware's existing stockholders whose approval may not be unreasonably withheld.

7. The Parties represent and warrant that no brokers, investment bankers or other "finders" are involved in introducing the Parties to each other and that no brokers fees, investment bankers or other finders are owed to any person.

8. This LOI is further subject to and conditioned upon the satisfaction of the following conditions:

         (a) The negotiation, execution and delivery of a definitive binding written agreement and such other documentation as may be necessary or appropriate (the "Acquisition Agreement"), all in form and substance satisfactory to the Parties, and will include customary representations and warranties which shall survive the closing of the Acquisition as well as customary conditions precedent and indemnification;

         (b) The completion by the Parties and their respective accountants, counsel and other experts of a customary due diligence investigation with respect to the business and affairs (including business, financial and legal matters) of Pacific, and Ware and the resolution, in a manner satisfactory to the Parties of any and all issues raised as a result of such investigation; including but not limited to Pacific's anticipation that the Acquisition will yield at least $2.0 million in Earnings Before Interest and Taxes ("EBIT") during the first year following the effective date of the Acquisition.

         (c) The receipt of all necessary and appropriate corporate stockholder, and governmental approvals by the Parties to enter into, and consummate the transactions contemplated by the Acquisition;

         (d) The obtaining of such consents and approvals from third parties as may be required in order lawfully to consummate the Acquisition without violating any contract or rights of third parties; and

         (e) The occurrence prior to the Closing Date (as defined within the Acquisition Agreement) of no material adverse change in the financial condition, business or prospects of any of the Parties and no threatened litigation with respect to the transactions contemplated hereby or otherwise with respect to any of the Parties.

9. The Parties represent to each other that each has the necessary power and authority to execute and deliver this LOI. By executing and delivering this LOI the Parties represent that to their knowledge neither of the Parties nor any stockholder of the Parties is in violation of, breach of or default under any material contract, agreement or understanding, whether oral or written, to which the Parties or stockholders is a party.

10. This LOI is only an expression of mutual interest by the Parties concerning some aspects of the proposed transactions described herein, it being understood that all of the material terms of such proposed transactions are not yet agreed upon among the Parties and still must be agreed upon mutual satisfaction of the Parties.

11. For and during the period of time commencing with the date hereof and ending on the expiration date of this LOI, or the close of the Acquisition (whichever occurs first) (the "Lock-Up Period") none the Parties shall permit any officers, directors, stockholders, employees, agents or representatives (including without limitation, investment bankers, attorneys and accountants) to, directly or indirectly
         (1) initiate contact with, (2) make, solicit or encourage any inquiries or proposals by, (3) enter into or participate in any discussions or negotiations with any other entity with respect to an acquisition of Ware, or (4) disclose any of the terms and conditions of the Acquisition or other information not customarily disclosed concerning the business and properties of Ware or Pacific hereto without the prior approval of the Parties.

12. It is the further understanding and agreement of the Parties except as explicitly otherwise set forth in this LOI that (1) no liabilities or obligations of any kind whatsoever are intended to be created hereby among the Parties; (2) this LOI is not intended to constitute a legally binding contract or to consummate the proposed transactions described herein and is not an agreement to enter into a legally binding agreement, (3) any binding legal obligation of any nature among the Parties shall be only set forth in the definitive agreement; (4) no party may claim any legal rights against the other by reason of the execution of this LOI or by taking any action in reliance thereon and (5) each Party shall bear their own costs in connection with this LOI, any due diligence and the Acquisition contemplated thereby.

13. Pacific and Ware intend in good faith to use their best efforts to proceed promptly with the negotiation, execution and the delivery of the definitive agreement and the closing transactions contemplated by this LOI. This LOI shall terminate and shall be of no further force or effect if the Acquisition Agreement has not been approved by Pacific's and Ware's Boards of Directors, all required regulatory agencies and, if required, submitted to the stockholders of Pacific and Ware for approval no later than October 31, 1999 or any other date that may be mutually acceptable to the Parties.




AGREED:                                     AGREED:



------------------------------              ------------------------------
Glenn P. Russell                            Kaz Hashimoto
Chief Executive Officer                     Chairman and CEO
Pacific Softworks, Inc.                     ApplianceWare, Inc.